UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period fromto

Commission File Number: 000-54835

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

MALVERN BANK, NATIONAL ASSOCIATION

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN and TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Malvern Bancorp, Inc.

42 East Lancaster Avenue

Paoli, Pennsylvania 19301

Malvern Bank, National Association

Employees’ Savings & Profit Sharing Plan and Trust

Form 11-K Table of Contents

Report of Independent Registered Public Accounting Firm

Board of Directors, Plan Administrator and Participants

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2021, the related statement of changes in net assets available for benefits for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

       We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditors since 2021.

/s/ Wolf & Company, P.C.

Boston, Massachusetts

June 29, 2022

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Baker Tilly US, LLP

We have served as the Plan’s auditor from 2018 to 2021.

Pittsburgh, Pennsylvania

June 15, 2021

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

Statements of Net Assets Available For Benefits

	December 31,
	2021	2020
Assets:
Investments, at fair value	$7,203,787	$7,760,449
Notes receivable from participants	97,807	135,974
Non-interest-bearing cash	3,041	3,889
Total assets	7,304,635	7,900,312

Liabilities:
Excess contributions payable	11,801	14,304
Total liabilities	11,801	14,304

Net assets available for benefits	$7,292,834	$7,886,008

See the accompanying notes to the financial statements.

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

Statement of Changes in Net Assets Available For Benefits

For the Year Ended
December 31, 2021
Investment Income:
Net appreciation in fair value of investments	$847,148
Dividend income	51,681
Total investment income	898,829

Interest income on notes receivable from participants	4,702

Contributions:
Participants	334,705
Employer	83,215
Rollovers	129,749
Total contributions	547,669
Total additions	1,451,200

Deductions:
Benefits paid to participants	2,038,717
Administrative and other expense	5,657
Total deductions	2,044,374

Net decrease in net assets available for benefits	(593,174)

Net assets available for benefits, beginning of year	7,886,008

Net assets available for benefits, end of year	$7,292,834

See the accompanying notes to the financial statements.

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

1.	Description of Plan

General

The Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust, as amended, (the “Plan”), is a defined contribution plan covering all eligible employees of Malvern Bank, National Association (the “Employer” or “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following brief description of the Plan is provided for general information purposes only. Participants in the Plan should refer to the Plan document for more complete information.

Eligibility

Employees are eligible to make elective deferral contributions on the first day of the calendar month, coincident with or next following the date when they have attained age 18 and completed one month of service with the Employer, measured from the date of hire, provided that they are an eligible employee at the end of that period. The Plan excludes union employees, certain nonresident alien employees, and certain reclassified employees.

For Employer matching contributions, employees must have attained age 18 and completed six months of service with the Employer, provided that they are an eligible employee at the end of that period.

Contributions

Participants may contribute an amount up to 50% of pretax annual compensation, as defined in the Plan document. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations. Participants 50 years of age or older may make catch-up contributions (up to $6,500 for 2021. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Previously, the Employer contributed an amount equal to 50% of the participant’s contributions up to 3% of eligible compensation. Effective October 1, 2021, the Employer increased the matching contribution to 50% of the participant’s contributions up to 6% of eligible compensation. Matching contributions are discretionary.

Vesting

Participants are 100% vested in all contributions plus actual earnings, including unrealized income or losses thereon.

Payment of Benefits

A participant’s interest in the Plan’s assets are not distributable until the participant terminates employment, reaches retirement age (as defined by the Plan document), dies, or becomes permanently disabled. At that time, the participant may receive a lump-sum amount equal to the value of his or her account.  If the value of a participant’s account balance does not exceed $1,000, the distribution of the account balance is automatically made to the participant. If such account balance is greater than $1,000, then the participant may elect to defer distribution.  However, the Plan administrator will distribute the balance in a lump sum without participant’s consent at the time that distributions must begin under applicable federal law - generally April 1 following the later of the calendar year in which the participant attains age 70-1/2 or terminates employment with the Employer.  Special rules apply to participants who are deemed to own more than 5% of Malvern Bancorp, Inc.

In the event of hardship and subject to certain restrictions and limitations, as defined by the Plan document, a participant may withdraw his or her vested interest in the portion of his or her account attributable to deferred savings contributions and related earnings. See also the Coronavirus Aid Relief and Economic Security Act (CARES Act) disclosure below.

Notes Receivable from Participants

The Plan permits participants to borrow from their account balance. A participant is permitted to borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of his or her account balance, or $50,000. Loans must be repaid over a period not extending beyond five years from the date of the loan, unless such loan is used to acquire a dwelling unit that, within a reasonable time (determined by the Plan administrator at the time the loan is made), will be used as the principal residence of the account holder. The maximum loan term for a principal residence loan is 20 years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the current prime rate plus 1 percent. The interest rate range was between 4.25% and 6.50% on existing loans at December 31, 2021. See also the CARES Act disclosure below.

CARES Act

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law. This aid package was designed to help the economy from the effects of the coronavirus pandemic, several of the provisions of the CARES Act affected employee benefit plans. The provisions of the CARES Act that apply to the Plan were optional. During 2020, the Plan has opted into the following provisions of the CARES Act:

•

Hardship distributions - Qualified Plan participants were permitted to take a coronavirus related distribution of up to $100,000 from the Plan without a 10 percent early withdrawal penalty. Eligible distributions were permitted to be taken until December 31, 2020. Distributions may be repaid within three years or a participant may elect these distributions to be included in taxable income on a pro rata basis over three years.

•	Participant loans - Participants with loans outstanding were permitted to defer payment on the loans that were due during 2020 to after January 1, 2021.

•	Participant loans - Participants could borrow up to $100,000 during 2020 (an increase from $50,000 previously permitted), with repayments delayed to 2021.

•

Required minimum distributions (RMDs) - A temporary waiver of required minimum distributions rules permitted participants to suspend their RMDs for 2020 for participants that turned 70 ½ in 2019 and 72 in 2020.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Employer’s contribution and allocations of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings, deferrals or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the balance of the participant’s account. Investments are participant-directed.

Administrative Expenses

Various expenses related to the administration of the Plan are paid by the Plan Sponsor and partly by participants. A participant's share of these expenses is allocated on a pro rata basis. The participant’s share of these expenses is based on the value of the participant’s account balance over the total assets in the Plan.

Administrative expenses are deducted from participant accounts on a quarterly basis from all funds except the Malvern Bancorp, Inc. common stock fund. The rate for administrative expenses for the Plan is determined quarterly based on the following tiered schedule for total assets in the Plan: 0.50% on the first $6,000,000 and 0.35% on assets over $6,000,000.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants may elect to have distributions paid directly to the participant or transferred to another eligible retirement plan or individual retirement account.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities reported in the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance plus accrued unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and expensed as incurred. Delinquent notes receivable from participants are treated as distributions based on the terms of the Plan.  No allowances for credit losses have been recorded as of December 31, 2021 and 2020.

Concentration of Credit Risk

As of December 31, 2021 and 2020, the Plan had investments of $2,936,762 and $2,858,676, respectively, that were concentrated in three funds.

Payment of Benefits

Benefit payments to participants are recorded when paid.

3.	Fair Value Measurements

The Plan follows Accounting Standards Codification (“ASC”) 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1: includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2: observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•

Level 3:  includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used or transfers between levels during the year ended December 31, 2021.

•	Common stock: Malvern Bancorp, Inc. common stock is traded on a national exchange and is valued using the last trading price on the last business day of the Plan year.

•	Exchange traded funds: Exchange traded funds are valued at the quoted market price from a national securities exchange.

•

Mutual funds: Mutual funds are valued at the total market value of the underlying assets based on published market prices as of the close of the last day of the Plan year. These values represent the net asset values (“NAV”) of shares held by the Plan.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021 and 2020:

	Assets at Fair Value as of December 31, 2021
	Total	Level 1	Level 2	Level 3
Mutual funds	$1,273,366	$1,273,366	$—	$—
Exchange traded funds	1,832,684	1,832,684	—	—
Common stock	123,166	123,166	—	—
Common collective trust funds*	3,974,571	—	—	—
Total investments	$7,203,787	$3,229,216	$—	$—

	Assets at Fair Value as of December 31, 2020
	Total	Level 1	Level 2	Level 3
Mutual funds	$1,368,555	$1,368,555	$—	$—
Exchange traded funds	2,369,184	2,369,184	—	—
Common stock	187,364	187,364	—	—
Common collective trust funds*	3,835,346	—	—	—
Total investments	$7,760,449	$3,925,103	$—	$—

*

Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

NAV as Fair Value

The common collective trust funds are comprised of units that are not publicly traded.  The underlying assets in these funds are valued where applicable on exchanges and price quotes for the assets held by the fund when readily available.  When current market prices or quotations are not available, valuations are determined using valuation models adopted by the funds’ trustee or other inputs principally from or corroborated by observable market data.  The common collective trust funds are valued at their NAV on the last day of the calendar year of the period; as a result, these investments are not classified within the fair value hierarchy.

The Plan’s investment in common collective trust funds are valued at the net value of participation units held by the Plan at year-end. The value of these units is determined by the funds’ trustee based on the current market values of the underlying assets of the common collective trust funds as based on information reported by the investment advisor using the audited financial statements of the common collective trust funds at year end.  The Plan held the following common collective trust funds at December 31, 2021 as described below:

Wilmington Trust Collective Investment Trust III – The objective of the Wilmington Trust Collective Investment Trust III, a common collective trust fund, is to provide safety and preservation of principal and accumulated interest for participant-initiated transactions.  The interest credited to balances in this fund will reflect both current market conditions and performance of the underlying investments in this fund.  This fund invests entirely in the MetLife Group Annuity Contract 25554 which consists of separately managed investment portfolios directed by Wilmington Trust, N.A.  This fund is a bank collective trust fund for which Wilmington Trust, N.A. serves as the trustee of the fund and maintains ultimate fiduciary authority over the management of, and investments made in, the fund.  This fund is not FDIC-insured or registered with the Securities and Exchange Commission. There are no unfunded commitments.

Bell Rock Capital Common Collective Trust Funds – The objective of the Bell Rock Capital Common Collective Trust Funds is to provide asset allocation portfolios for Plan participants. These risk-based models are actively managed and rebalanced to maintain the portfolio’s risk/reward characteristics.  MidAtlantic Trust Company manages unitization of selected model strategies subject to the terms of its custodial agreement with the Plan Sponsor.  The Plan Sponsor agrees to price and execute trades at the computed net asset value as established by MidAtlantic Trust Company.  The unitization formula is comprised of a weighting of the underlying holdings published closing prices and the cash liquidity of the account.  The unitization formula adjusts for external cash flows (i.e. purchase/redemption of units), daily accrual of fees, and underlying investment transactions/income. These funds are not FDIC-insured or registered with the Securities and Exchange Commission. There are no unfunded commitments.

The following table for December 31, 2021 and 2020 sets forth a summary of the Plan's investments reported at NAV as a practical expedient to estimate fair value:

	December 31, 2021
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
Wilmington Trust Collective Investment Trust III	$287,128	$—	Daily	60 days
Bell Rock Capital, Conservative Fund	1,113,980	—	Daily	N/A
Bell Rock Capital, Moderate Fund	856,042	—	Daily	N/A
Bell Rock Capital, Aggressive Fund	197,174	—	Daily	N/A
Bell Rock Capital, Balanced Fund	553,507	—	Daily	N/A
Bell Rock Capital, Capital Preservation Fund	966,740	—	Daily	N/A

	December 31, 2020
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
Wilmington Trust Collective Investment Trust III	$292,167	$—	Daily	60 days
Bell Rock Capital, Conservative Fund	1,079,723	—	Daily	N/A
Bell Rock Capital, Moderate Fund	804,605	—	Daily	N/A
Bell Rock Capital, Aggressive Fund	158,454	—	Daily	N/A
Bell Rock Capital, Balanced Fund	526,049	—	Daily	N/A
Bell Rock Capital, Capital Preservation Fund	974,348	—	Daily	N/A

4.	Tax Status

The IRS informed the Company by letter dated June 30, 2020, that the Plan is qualified under IRC Section 401(a).  The Plan has since been amended, however, the Plan administrator continues to believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2018.

5.	Party-in-Interest Transactions

At December 31, 2021 and 2020, approximately 1.7% and 2.4%, respectively, of the Plan’s assets were invested in Malvern Bancorp, Inc. common stock.

During 2021, purchases and sales of Malvern Bancorp, Inc. common stock were $0 and $4,228, respectively. There were no dividends earned on Malvern Bancorp, Inc. common stock in 2021. As of December 31, 2021 and 2020, the Plan owned 7,860 and 12,088 shares of Malvern Bancorp, Inc. common stock, respectively.

In addition, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. Additionally, certain employees and officers of the Employer, who are also participants in the Plan, perform administrative services for the Plan at no cost.  Therefore, related transactions qualify as party-

in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.

6.	Risks and Uncertainties

The Plan provides participants various investment options whose values are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainties related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances and in the statements of net assets available for benefits.

Supplemental Schedule

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

Schedule of Assets (Held at End of Year)

(Line 4(i) of Schedule H to the 2021 Form 5500)

EIN: 23-0835060 – Plan Number: 004

December 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	American Funds Global Balanced Fund Class R-6	Mutual Fund Investments	*	369
	Bell Rock Capital Aggrssive Fund	Common Collective Trust Fund	*	197,174
	Bell Rock Capital Balanced Fund	Common Collective Trust Fund	*	553,507
	Bell Rock Capital Capital Preservation Fund	Common Collective Trust Fund	*	966,740
	Bell Rock Capital Conservation Fund	Common Collective Trust Fund	*	1,113,980
	Bell Rock Capital Moderate Fund	Common Collective Trust Fund	*	856,042
	Fidelity MSCI Financials ETF	Exchange Traded Fund	*	21,779
	Fidelity MSCI Health Care ETF	Exchange Traded Fund	*	148,598
	INVESCO QQQ Trust	Exchange Traded Fund	*	139,954
	IShares 20+ Treasury Bond	Exchange Traded Fund	*	45,899
	Ishares Core Dividend Growth ETF	Exchange Traded Fund	*	55,431
	IShares Russell MidCap Gr ETF	Exchange Traded Fund	*	340,987
	iShares S&P 500 Index ETF	Exchange Traded Fund	*	535,649
	IShares US Aerospace & Def ETF	Mutual Fund Investments	*	36,647
	Lord Abbett Bond Debenture I	Mutual Fund Investments	*	200,189
**	Malvern Bancorp Inc. Company Stock	Company Stock	*	123,166
	SPDR S&P Aerospace & Defense EFT	Exchange Traded Fund	*	81,939
	SPDR S&P Emerging Asia Pacific	Exchange Traded Fund	*	38,345
	SPDR S&P Insurance ETF	Exchange Traded Fund	*	36,967
	State Street Target Retirement 2020 Fund Class K	Mutual Fund Investments	*	28,441
	State Street Target Retirement 2025 Fund Class K	Mutual Fund Investments	*	154,075
	State Street Target Retirement 2030 Fund Class K	Mutual Fund Investments	*	309,747
	State Street Target Retirement 2035 Fund Class K	Mutual Fund Investments	*	9,113
	State Street Target Retirement 2045 Fund Class K	Mutual Fund Investments	*	101,769
	State Street Target Retirement 2050 Fund Class K	Mutual Fund Investments	*	31,271
	State Street Target Retirement 2055 Fund Class K	Mutual Fund Investments	*	36,208
	State Street Target Retirement 2060 Fund Class K	Mutual Fund Investments	*	194
	Vanguard Consumer Discretion	Mutual Fund Investments	*	211,083
	Vanguard Energy Index Fund EFT Shares	Mutual Fund Investments	*	848
	Vanguard European Stock Index Fund Admiral Shares	Mutual Fund Investments	*	781
	Vanguard FTSE Developed Mkts	Mutual Fund Investments	*	72,910
	Vanguard Inflation Protected Securities Fund Admiral Shares	Mutual Fund Investments	*	11,939
	Vanguard Information Technology Index Fund EFT Shares	Exchange Traded Fund	*	60,434
	Vanguard Materials ETF	Exchange Traded Fund	*	46,831
	Vanguard Mid Cap Value Index Fund Admiral Shares	Mutual Fund Investments	*	13,112
	Vanguard REIT Index ETF (VNQ)	Exchange Traded Fund	*	65,821
	Vanguard Small Cap Growth Index Fund EFT Shares	Exchange Traded Fund	*	167,452
	Vanguard Small Cap Index Fund EFT Shares	Exchange Traded Fund	*	46,598
	Vanguard Small Cap Value Index Fund Admiral Shares	Mutual Fund Investments	*	13,377
	Vanguard Ultra Short Term Bond Fund Admiral Shares	Mutual Fund Investments	*	32,703
	Wilmington Trust Collective Investment Trust III	Common Collective Trust Fund	*	287,128
	WisdomTree Intl SmCap Div	Mutual Fund Investments	*	8,590
**	Participant Loans	Interest rates 4.25% - 6.50%	*	97,807
				7,301,594
*	Cost not required for particiant directed investments
**	Party-in-interest

EXHIBIT INDEX

Exhibit	Description
Number
23.1 23.2	Consent of Wolf & Company, P.C. Consent of Baker Tilly US, LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

	By:	/s/ Joseph D. Gangemi
June 29, 2022		Executive Vice President and Chief Financial Officer
Malvern Bank, National Association